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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     of the Securities Exchange Act of 1934

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                           SYMETRICS INDUSTRIES, INC.
                           (Name of Subject Company)

                                  TSHCo, INC.
                          A Wholly Owned Subsidiary of

                            TEL-SAVE HOLDINGS, INC.
                                   (Bidders)

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
   COMMON STOCK, $0.25 PAR VALUE PER SHARE                     871 52 1100
                                                      (CUSIP NUMBER OF COMMON STOCK)
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                              ALOYSIUS T. LAWN, IV
                         GENERAL COUNSEL AND SECRETARY
                            TEL-SAVE HOLDINGS, INC.
                                 6805 ROUTE 202
                               NEW HOPE, PA 18938
                                 (215) 862-1500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)
                                   COPIES TO:
                          JONATHAN C. STAPLETON, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-1111

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     This Statement constitutes Amendment No. 1 to the Tender Offer Statement on
Schedule 14D-1, dated December 22, 1997, filed by TSHCo, Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Tel-Save Holdings Inc., a Delaware corporation ("Parent"), relating to Purchaser's offer to purchase all outstanding shares of Common Stock par value $0.25 per share of Symetrics Industries, Inc., a Florida corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997, and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, capitalized terms contained herein have the same meanings as set forth in the Offer to Purchase.

     1. Item 5 is hereby amended to add the following paragraph after the first paragraph thereof:

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): * * * Parent is continuing to review its strategic alternatives regarding the Company's defense contracting business after the Offer has been consummated. Such alternatives being considered include disposition of such business. No agreement has been reached with any party for any such disposition.

     2. Item 6(a) is hereby amended to add the following sentences to the beginning thereof:

     "Section 11 of the Offer to Purchase (which Section is hereby incorporated by reference) describes the beneficial ownership by Parent of Shares."

     Item 6(b) is hereby amended to add the following sentence to the beginning thereof:

     "Section 11 of the Offer to Purchase (which Section is hereby incorporated by reference) describes transactions in the Shares effected by Parent in the past 60 days."

     Item 6(b) is further amended by adding the following sentence to the end thereof:

     "Parent's purchases of Shares on December 2, 3, 5 and 8, 1997 were made in anticipation of a possible acquisition of control of the Company and were made prior to the entry of Parent, Purchaser and the Company into the Agreement and Plan of Merger on December 18, 1997."

     2. Item 7 is hereby amended by adding the following sentence at the end thereof:

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SUBJECT COMPANY'S SECURITIES.

                                    *  *  *

     The Tender and Option Agreements were entered into with the following directors and officers of the Company: Jane J. Beach, Earl J. Claire, Dudley E. Garner, Jr., Michael E. Terry, Edwin H. Eichler, Donald W. Ingram, Michael D. Jensen, D. Mitchell Garner, Robert A. Lyons, W. Campbell McKegg, Jr., Richard E. Nichols, Jerry Sinclair and Anton Szpendyk.

     4. Item 10 is hereby amended to add the following to paragraph (c) thereof:

ITEM 10.  ADDITIONAL INFORMATION.

     (c) On January 15, 1998, Parent issued a press release, a copy of which is annexed hereto as Exhibit (a)(9) and incorporated herein by reference.

     (f) Upon the occurrence of any of the Events constituting a condition to Purchaser's obligations pursuant to the Offer as described in Section 15 of the Offer to Purchase, the Purchaser shall have the right to (i) waive any conditions to the Offer, (ii) amend or modify the Offer, (iii) terminate or withdraw the Offer without accepting any tendered Shares; unless Purchaser has taken such action on or prior to the Expiration Date (giving effect to any extension thereof in accordance with Rule 14e-1(d)), the Purchaser shall, notwithstanding anything to the contrary in Section 15 of the Offer to Purchase, pay for all Shares duly tendered and not

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withdrawn in accordance with the terms of the Offer; the occurrence of any Event described in Section 15 after such Expiration Date shall not affect the obligation of Purchaser to pay for all Shares duly tendered and not withdrawn in accordance with the terms of the Offer.

     5. Item 11 is hereby amended to add the following:

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Form of Press Release, issued January 15, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998

                                          TEL-SAVE HOLDINGS, INC.

                                          By:   /s/ ALOYSIUS T. LAWN, IV
                                            ------------------------------------
                                                   Name: Aloysius T. Lawn, IV
                                                   Title: General Counsel and
                                                          Secretary

                                          TSHCo, INC.

                                          By:   /s/ ALOYSIUS T. LAWN, IV
                                            ------------------------------------
                                                   Name: Aloysius T. Lawn, IV
                                                   Title: General Counsel and
                                                   Secretary

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                                 EXHIBIT INDEX

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                                                                                           PAGE
EXHIBIT                                     DESCRIPTION                                    NO.
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
(a)(9)       Form of Press Release, issued January 15, 1998
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